UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form	10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form	N-SAR ☒ Form N-CSR

For period ended: March 31, 2010

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Helios Multi-Sector High Income Fund, Inc.

Full Name of the Registrant

RMK Multi-Sector High Income Fund, Inc.

Former Name if Applicable

200 Vesey Street

Address of Principal Executive Office (Street and Number)

New York, NY 10281-1010

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the reasonable time period.

On April 7, 2010, the Securities and Exchange Commission issued an order (“Order”) instituting administrative and cease-and-desist proceedings (“Administrative Proceedings”) against Morgan Asset Management, Inc. (“Morgan Asset”), Morgan Keegan & Company, Inc., James C. Kelsoe, Jr., and Joseph Thompson Weller, CPA (collectively, “Respondents”). Morgan Asset was the investment adviser to the Registrant until July 29, 2008, when Brookfield Investment Management Inc. became the investment adviser to the Registrant.

If certain allegations in the Order against the Respondents are found to be true at the conclusion of the Administrative Proceedings or otherwise, the financial statements and financial highlights of the Registrant’s four fiscal years ended March 31, 2009, March 31, 2008, March 31, 2007 and March 31, 2006 may be impacted. The Registrant is currently undertaking an investigation of the underlying allegations in the Order. It is unclear at this time, however, whether the Registrant’s financial statements and highlights covering these fiscal periods are impacted and, if so, whether the impact is material.

By correspondence dated May 27, 2010, PricewaterhouseCoopers LLP (“PwC”), the Registrant’s independent registered public accounting firm for the fiscal years ended March 31, 2008, 2007 and 2006, informed the Registrant that PwC’s audit reports dated May 29, 2008, May 21, 2007 and May 22, 2006, on the Registrant’s financial statements should no longer be relied upon. Certain of the Registrant’s authorized officers have discussed the foregoing matters with PwC.

In addition, by correspondence dated May 28, 2010, BBD, LLP (“BBD”), the Registrant’s independent registered public accounting firm for the six-month period ended September 30, 2008 and the fiscal year ended March 31, 2009, informed the Registrant that BBD’s audit reports dated November 26, 2008 and May 28, 2009, on the Registrant’s financial statements should no longer be relied upon in view of PwC’s May 27, 2010 correspondence regarding non-reliance on its previously issued audit reports because BBD relied upon PwC’s audit report on the March 31, 2008 financial statements. The Registrant’s Audit Committee, Board of Directors and authorized officers have discussed the foregoing matters with BBD.

Based upon the actions of PwC and BBD, the financial statements and financial highlights covering these fiscal periods should not be relied upon until such time that the Registrant’s investigation of the underlying allegations in the Order has been completed and the issues surrounding the audit reports have been resolved.

As a result of the non-reliance on the previously issued audit reports of PwC and BBD, the Registrant has determined to delay mailing of its 2010 Annual Report and thus filing its Form N-CSR pending further consideration of prior fiscal year information.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven M. Pires                        (212)                         549-8381

(Name)                                 (Area Code)         (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If answer is no, identify report(s).

☒ Yes☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes☒ No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Helios Multi-Sector High Income Fund, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 10, 2010	By: /s/ Steven M. Pires

Name: Steven M. Pires

Title: Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).